EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Horizon National Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 pertaining to the registering of additional shares under the First Horizon National Corporation Equity Compensation Plan, as amended, of our reports dated February 27, 2012, with respect to the Company’s consolidated statements of condition as of December 31, 2011 and 2010, and the related consolidated statements of income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011.

/s/ KPMG LLP

Memphis, Tennessee
May 4, 2012